Registration No. 33-

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SECOND BANCORP, INCORPORATED

(Exact name of Registrant as specified in its charter)

Ohio	34-1547453
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

108 Main Avenue
Warren, Ohio 44482-1311
(Address of principal executive offices)

2003 EQUITY OWNERSHIP PLAN
(Full title of the plan)

Michael G. Marando, Esq.
Harrington, Hoppe & Mitchell, Ltd.
500 Second National Tower
Warren, Ohio 44482
330-392-1541
(Name, address, including zip code, and telephone number, including area code, of agent for service)

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price	Amount of registration fee(3)
Common Stock no par value	1,000,000	$25.32	$25,320,000	$177.43

(1) Shares to be offered and sold under the Company's 2003 Equity Ownership Plan include 655,000 shares not previously registered, and 345,000 shares previously registered for offer or sale under the Second Bancorp, Inc. 1998 Non-Qualified Stock Option Plan (the "Prior Plan") that were not issued under the Prior Plan and that may be offered and sold under the 2003 Equity Ownership Plan (the "Carried Forward Shares"). Of the Carried Forward Shares, 345,000 shares were registered on Form S-8 filed on August 22, 2001 (File No. 333-68104), and the Company paid a total fee of $3,525.00, $1,870.96 of which related to 345,000 of the Carried Forward Shares.

(2) Estimated pursuant to Rule 457(c) and Rule 457(h) of the Securities Act of 1933, as amended, solely for purposes of calculating the registration fee. The price is based upon the average of high and low prices ($25.32) of Second Bancorp, Inc. common stock on June 9, 2003, as reported on the NASDAQ National Market.

(3) The registration fee was calculated as the difference between the total computed fee of $2,048.39 less the sum of $1,870.96 that was previously paid in connection with Form S-8 Registration Statement File No. 333-68104, The Company has filed a post-effective amendment to its Form S-8 Registration Statement File No. 333-68104, to deregister shares of the Company's Common Stock that are not subject to outstanding option grants under its 1998 Non-Qualified Stock Option Plan,

TABLE OF CONTENTS

PART II
    Item 3. Incorporation of Documents by Reference.
    Item 4. Description of Securities.
    Item 5. Interests of Named Experts and Counsel.
    Item 6. Indemnification of Directors and Officers.
    Item 7. Exemption from Registration Claimed.
    Item 8. Exhibits
    Item 9. Undertakings.
SIGNATURES
INDEX TO EXHIBITS
EX-5.1 Opinion of Harrington, Hoppe & Mitchell
EX-23.2 Consent of Ernst & Young

PART II

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents filed by the Corporation with the Securities and Exchange Commission (the "Commission") are incorporated herein by reference:

(a)	The Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed with the Commission on March 26, 2003.
(b)	The Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 filed with the Commission on May 14, 2003; and
(c)	The Corporations Current Reports on Form 8-K filed with the Commission on January 10, January 24, February 11, February 21, April 18, and June 9, 2003.
(d)	The description of the Common Stock contained in the Corporation's registration statement on Form S-4 (Registration No. 33-09239) under the caption "Description of Holding Shares" as filed on October 2, 1986, with the Commission pursuant to the 1933 Act, including all amendments and reports filed for the purpose of updating such description.

All other documents filed by the Corporation pursuant to Section 13(a),13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this registration statement and prior to the filing of a post-effective amendment which indicates that all securities registered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be part hereof from the date of filing of such documents.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

The legality of the shares of Capital Stock to be issued pursuant to the Plan has been passed upon by the firm of Harrington, Hoppe & Mitchell, Ltd., counsel for the Corporation. John L. Pogue, a member of the firm, serves as a Director of the Corporation and owns or has options on 7,757 shares of the Corporation's common stock.

Item 6. Indemnification of Directors and Officers.

The Articles of Incorporation and Regulations of the Corporation provide that the Corporation shall indemnify, to the full extent permitted by the laws of the State of Ohio, any director, officer, employee or agent of the Corporation for any costs or expenses incurred by him in his capacity, or arising out of his status, as a director, officer, employee or agent of the Corporation. Such indemnification shall not be deemed exclusive of any other rights to which any person indemnified may be entitled, as a matter of law or otherwise, and shall inure to the benefit of the heirs, executors and administrators of any such person.

Section 1701.13(E) of the General Corporation Law of the State of Ohio (which is applicable to the Corporation) permits a corporation to indemnify its officers and directors and to pay their expenses subject to certain limitations and exceptions.

The Corporation has purchased a liability insurance policy which insures directors and officers of the Corporation against certain liabilities which might be incurred by them in such capacities.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits

4.1   2003 Equity Ownership Plan (Incorporated by reference from the Corporations Definitive Proxy Statement, as amended, filed with the Commission on February 28, 2003, as Attachment "A" thereto.).

5.1   Opinion of Harrington, Hoppe, & Mitchell, Ltd. as to legality of shares being registered.

23.1   Consent of Harrington, Hoppe, & Mitchell, Ltd. (included in Exhibit 5.1)

23.2   Consent of Ernst & Young, LLP

24.1   Power of Attorney (included on Signature Page)

Item 9. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.:

(2)   That, for purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the Securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to any provision or arrangement existing whereby the registrant may indemnify a director, officer or controlling person of the registrant against liabilities under Securities Act of 1933, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by an officer, director or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SECOND BANCORP, INCORPORATED

Pursuant to the requirements of the Securities Act of 1933, Second Bancorp, Incorporated, certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Warren, State of Ohio, on the 12th day of June, 2003.

SECOND BANCORP, INCORPORATED

By: /s/ R. L. (Rick) Blossom
_____

R. L. (Rick) Blossom
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the following capacities as of June 12 , 2003. In addition, the undersigned hereby constitute and appoint Michael G. Marando or John L. Pogue, or either of them acting alone, each with the full power of substitution, as his or her respective true and lawful attorney-in-fact and agent, for him or her and in his or her name, place and stead, in any and all capacities, to execute a Registration Statement on Form S-8 relating to the Second Bancorp, Incorporated's 2003 Equity Ownership Plan (the "Registration Statement"), and any and all amendments to such Registration Statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting to such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection with such Registration Statement, as fully to all intents and purposes as he or she might or could do in person, and do hereby ratify and confirm all that such attorney-in-fact and agent, or their respective substitutes , may lawfully do or cause to be done by virtue hereof.

/s/ R.L. (Rick) Blossom	/s/ David A. Allen, Jr.
Chairman, President and Chief Executive Officer	David A. Allen, Jr., Director
/s/ David L. Kellerman	/s/James R. Izant
David L. Kellerman, Chief Financial Officer & Treasurer	James R. Izant, Director
/s/ R. J. Wean, III	/s/ John A. Anderson
R. J. Wean, III, Director	John A. Anderson, Director
/s/ Lynnette M. Cavalier	/s/ Phyllis J. Izant
Lynette M. Cavalier, Director	Phyllis J. Izant, Director
/s/ John L. Pogue	/s/ Norman C. Harbert
John L. Pogue, Director	Norman C. Harbert, Director
	/s/ Cloyd J. Abruzzo
	Cloyd J. Abruzzo, Director

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INDEX TO EXHIBITS

Number	Description
4.1	2003 Equity Ownership Plan (Incorporated by reference from the Corporations Definitive Proxy Statement, as amended, filed with the Commission on February 28, 2003, as Attachment "A" thereto.).
5.1	Opinion of Harrington, Hoppe & Mitchell, Ltd. as to legality of securities being registered
23.1	Consent of Harrington, Hoppe & Mitchell, Ltd. (included in Exhibit 5.1)
23.2	Consent of Ernst & Young, LLP
24.1	Power of Attorney (included on Signature Page)